MUNIHOLDINGS NEW JERSEY INSURED FUND, INC.
                            800 Scudders Mill Road
                                 P.O. Box 9011
                       Princeton, New Jersey 08543-9011





                                                 January 2, 2001



VIA ELECTRONIC FILING



Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

Attention:    Division of Investment Management



       Re: MuniHoldings New Jersey Insured Fund, Inc.-- CIK 0001053988 Request for Withdrawal of Registration Statement on Form N-14 File No. 333-87083
              --------------------------------------------------------------



Ladies and Gentlemen:

         On September 14, 1999, a Registration Statement on Form N-14 (the "Registration Statement") was filed on behalf of MuniHoldings New Jersey Insured Fund, Inc. under the wrong form type, N-14. The Registration Statement was re-filed and accepted by the Securities and Exchange Commission (the "Commission") on August 21, 2000 under the correct form type, N-14/8C. The accession number for the re-filing was 0000905148-00-001695. We hereby request the withdrawal of the original filing made on September 14, 1999. Pursuant to Rule 13(b) of Regulation S-T, we request that the date of the August 21, 2000 re-filing of the Registration Statement be adjusted to September 14, 1999. We also request that the Commission issue a corrected order of effectiveness declaring the Registration Statement effective as of November 4, 1999.

         Please direct any communications relating to this filing to the undersigned or to the Fund's counsel, Ellen W. Harris of Brown & Wood LLP at
(212) 839-5583.

                                           Very truly yours,


                                           /s/ Jodi Pinedo
                                           Jodi Pinedo
                                           Fund Secretary


cc:  John Ganley